Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 cynthiakrus@eversheds-sutherland.com

April 23, 2021

Via EDGAR

Elena Stojic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Trinity Capital Inc. – Preliminary Proxy Statement

Dear Ms. Stojic:

On behalf of Trinity Capital Inc. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company via telephone on April 19, 2021 regarding the Company’s preliminary proxy statement (the “Proxy”) as filed with the SEC on April 9, 2021. The Staff’s comments are set forth below and are followed by the Company’s responses thereto. Where applicable, revisions to the Proxy referenced in the below response are set forth in Annex A hereto, which will be included in the Company’s definitive proxy statement to be filed with the SEC. Capitalized terms used but not defined herein have the meanings ascribed thereto in the Proxy.

1.	Please confirm supplementally that holding a meeting by means of remote communication is consistent with applicable state law and the Company’s governing documents. In your response, please include citations to such applicable state law and the Company’s governing documents. Also, please advise whether the Company contemplates any intentional changes to the virtual meeting experience when compared to an in-person meeting. For example, will investors be able to ask questions and/or make statements to the same extent in a virtual meeting as in an in-person meeting. In addition, please consider providing a technical assistance phone number for stockholders to use if they experience “day of” problems logging on, hearing, or being heard at the virtual meeting.

Response: The Company respectfully advises the Staff that it has reviewed applicable Maryland law and the Company's governing documents, including its charter and bylaws, and has determined that holding a virtual meeting is permissible thereunder. The Company respectfully refers the staff to Section 2-503(b)(1) of the Maryland General Corporation Law, which provides, in relevant part, that if a board of directors is authorized to determine the place of a meeting of stockholders, the board of directors may determine that the meeting not be held at any place, but instead may be held solely by means of remote communication. The Company also respectfully refers the Staff to Section 1 of Article II of the Company’s bylaws, which authorizes the Company’s Board of Directors to determine the place at which a meeting of stockholders will be held and does not prohibit holding a stockholder meeting by remote communication.

The Company further advises the Staff that the Company does not contemplate any intentional changes to the virtual meeting experience as compared to an in-person meeting. The virtual meeting experience will be substantially similar to an in-person meeting in that stockholders will be able to ask questions, vote and make statements to the same extent as in an in-person meeting.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Elena Stojic April 23, 2021 Page 2

In addition, the Company advises the Staff that it has included disclosure regarding how to access technical assistance on pages 1 and 4 of the Proxy in response to the Staff’s comment. Please see the changed pages attached hereto as Annex A.

2.	On page 1 of the Proxy, under the heading “What is the date of the Annual Meeting, where will it be held, and how can I participate virtually?”, the Company discloses that a stockholder must first obtain a legal proxy. Please confirm that requiring a legal proxy instead of proof of ownership is the market standard for participating in stockholder meetings.

Response: The Company respectfully advises the Staff that requiring a legal proxy is the market standard for participating in stockholder meetings.

The Company respectfully refers the Staff to similar requirements included in other BDCs’ proxy statements for stockholder meetings, including (a) BlackRock Capital Investment Corporation, Definitive Proxy Statement on Schedule 14A filed on March 17, 2021 (File No. 814-00712); (b) Goldman Sachs BDC, Inc., Definitive Proxy Statement on Schedule 14A filed on April 2, 2019 (File No. 814-00998); (c) Hancock Park Corporate Income, Inc., Definitive Proxy Statement on Schedule 14A filed on October 21, 2020 (File No. 814-01185); (d) Newtek Business Services Corp., Definitive Proxy Statement on Schedule 14A filed on April 29, 2020 (File No. 814-01035); and (e) PhenixFIN, Definitive Proxy Statement on Schedule 14A filed on February 26, 2021 (File No. 814-00818).

3.	In the first full paragraph on page 2 of the Proxy, the Company discloses that the ability to hold a stockholder vote on the proposals regarding the 2019 Trinity Capital Inc. Long-Term Incentive Plan and the Trinity Capital Inc. 2019 Non-Employee Director Restricted Stock Plan is contingent upon receiving an exemptive order from the SEC with respect to such plans. On a supplemental basis, please provide the Staff with an update on the status of such exemptive order.

Response: The Company respectfully advises the Staff that on April 22, 2021 it received additional comments on its exemptive application from members of the Staff, which do not impact or change the current disclosure in the Proxy. The Company is reviewing and responding to such comments, and will file an amended exemptive application as soon as possible.

4.	On page 5 of the Proxy, under the heading “Quorum Required,” please explain why counting broker non-votes as present for purposes of establishing a quorum is appropriate, given the fact that none of the proposals permit broker discretionary voting.

Response: The Company respectfully advises the Staff that under §2-506(a)(1) of the MGCL, a quorum is determined by counting the number of shares held by persons who are present “in person or by proxy.” A stockholder who is physically or virtually present at a meeting should be counted as “present” for purposes of determining the existence of a quorum, whether or not the stockholder votes. The same rule applies to a stockholder who is “present . . . by proxy . . . .” That is, if a stockholder returns a properly executed proxy or otherwise authorizes a proxy (and the proxy holder attends the meeting or properly submits the proxy), he or she should be counted as present “by proxy,” whether he or she votes on all matters, only some matters or no matters at all.

Elena Stojic April 23, 2021 Page 3

In addition, Section 6 of the Company’s bylaws contains a corresponding provision: “The presence in person or by proxy of the holders of shares of stock of the Corporation entitled to cast a majority of the votes entitled to be cast (without regard to class) shall constitute a quorum at any meeting of the stockholders, except with respect to any such matter that, under applicable statutes or regulatory requirements, requires approval by a separate vote of one or more classes of stock, in which case the presence in person or by proxy of the holders of shares entitled to cast a majority of the votes entitled to be cast by each such class on such a matter shall constitute a quorum. This section shall not affect any requirement under any statute or the charter of the Corporation for the vote necessary for the adoption of any measure.”

Therefore, deeming a “broker non-vote” (i.e., a proxy provided with no instructions on how the shares should be voted) present at the Annual Meeting is consistent with the MGCL.

The Company acknowledges that because there are no "routine" proposals to be voted on by stockholders at the Annual Meeting, it does not expect to receive any broker non-votes. Accordingly, the Company does not expect there to be any broker non-votes for purposes of establishing a quorum at the Annual Meeting. The Company has revised page 5 of the Proxy to include clarifying disclosure in response to the Staff’s comment. Please see the changed pages attached hereto as Annex A.

5.	Footnote 8 on page 10 of the Proxy, under the heading “Security Ownership of Management and Certain Beneficial Owners,” references the Company’s issuance of the Convertible Notes. Please tell us about the initial issuance of the Convertible Notes and how it was conducted in compliance with the laws and rules governing BDC securities issuances. Please also confirm whether any current proposal must be approved in connection with the potential conversion of any Convertible Notes into shares of the Company’s common stock.

Response: The Company respectfully advises the Staff supplementally that, consistent with the Staff’s position in Bunker Hill Income Securities, Inc. (“Bunker Hill”),1 an October 29, 1982 SEC no-action letter, the issuance of the Convertible Notes complied with and was permitted under the 1940 Act, including Section 61(a) thereof. The Company respectfully refers the Staff to its response to Comment 1 in its correspondence with the Staff dated January 21, 2021, which comment was received with respect to the Company’s Registration Statement on Form N-2 (File No. 333-251395).

The Company also confirms to the Staff that none of the proposals to be voted on by stockholders at the Annual Meeting must be approved in connection with the potential conversion of any Convertible Notes into shares of the Company’s common stock.

6.	In the second full paragraph on page 33 of the Proxy, under the heading “Status as a BDC and RIC and Maintaining a Favorable Asset-to-Debt Ratio,” the Company makes reference to “unrealized write-downs.” Please disclose whether the Company has experienced any unrealized write-downs with respect to any of its investments.

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 34 of the Proxy in response to the Staff’s comment. Please see the changed pages attached hereto as Annex A.

1 File No. 811-2392 (Sept. 29, 1982).

Elena Stojic April 23, 2021 Page 4

7.	Regarding Proposal 3, please disclose on page 39 of the Proxy that a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Board approved this proposal.

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 40 of the Proxy in response to the Staff’s comment. Please see the changed pages attached hereto as Annex A.

8.	In the fourth full paragraph under the heading “Background and Reasons” on page 39 of the Proxy, the Company makes reference to “changes in the U.S. capital markets.” Please specify these changes in the market conditions and whether the Company expects these market conditions to persist for an extended period of time.

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 40 of the Proxy in response to the Staff’s comment. Please see the changed pages attached hereto as Annex A.

9.	We note that Proposals 4 and 5 require exemptive relief from the SEC and the Company’s disclosure indicating that it will move forward with these proposals only if it receives the SEC Order. On a supplemental basis, please (1) confirm that the disclosure in the Proxy reflects in all material respects the terms and conditions of the Company’s current exemptive application, and (2) explain how the Company intends to proceed if it is required to amend its exemptive application, including any material provision, and then receives the SEC Order prior to the Annual Meeting. Also, to the extent the SEC Order may contain terms and conditions that would restrict flexibility under the other proposals in the Proxy, please ensure your disclosure explains that fact and includes a brief discussion of any policies and procedures to ensure compliance. In particular, the Staff references the 25% limit disclosed in condition No. 2 under the heading “SEC Order and Limitation on Employee Awards” on page 45 of the Proxy with respect to Proposal 4 and a similar 25% limit under the heading “Conditions to Issuance” on page 40 of the Proxy with respect to Proposal 3.

Response: The Company respectfully advises the Staff that it has revised its disclosure on pages 30, 43 and 46 of the Proxy for clarity in response to the Staff’s comment. Please see the changed pages attached hereto as Annex A.

The Company also advises the Staff that it intends to keep stockholders updated with respect to developments related to the exemptive application, including any amendments and material changes thereto, the SEC Order, and the ability to hold a vote on Proposals 4 and 5. In that regard, the Company will file with the SEC as additional proxy materials or a supplement to the Proxy any such updates and developments that it provides to stockholders.

The Company further advises the Staff that it does not expect the SEC Order to contain terms and conditions that would restrict flexibility under the other proposals in the Proxy. The Company notes that under Section 61(a)(4) of the 1940 Act, the 25% limit referenced by the Staff is the same condition for issuances of the Company’s securities pursuant to Proposals 3, 4 and 5, except for the qualification with respect thereto set forth in Proposals 4 and 5, and applies equally and not separately to such issuances. The Company has revised page 41 of the Proxy to include clarifying disclosure in response to the Staff’s comment. Please see the changed pages attached hereto as Annex A.

Elena Stojic April 23, 2021 Page 5

10.	On page 52 of the Proxy, under the heading “Fees,” the Company makes reference to “audit-related fees, tax fees and all other fees.” Please explain these fees in greater detail.

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 53 of the Proxy in response to the Staff’s comment. Please see the changed pages attached hereto as Annex A.

*      *      *

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0218 or Stephani M. Hildebrandt at (202) 383-0845.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus

cc:	Steven L. Brown Stephani M. Hildebrandt

Elena Stojic April 23, 2021 Page 6

ANNEX A